FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated July 19, 2006 (“Vodafone and RIM Launch the new BlackBerry 7130v in Spain")

News Release dated July 19, 2006 (“Vodafone Italia and RIM Launch the First UMTS-Enabled BlackBerry in Italy")

News Release dated July 19, 2006 (“Vodafone Italia and RIM Launch the new BlackBerry 7130v in Italy")

News Release dated July 20, 2006 (“M1 launches Singapore's first UMTS-enabled BlackBerry handset")

Page No 3 3 3 3

Document 1

July 19, 2006

FOR IMMEDIATE RELEASE

Vodafone and RIM Launch the new BlackBerry 7130v in Spain

Madrid, Spain and Waterloo, Canada – Vodafone Spain and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched the new BlackBerry® 7130v™ to corporate and individual customers in Spain. The BlackBerry 7130v is ideal for mobile users who require a stylish, slim handset that offers advanced wireless functionality, including support for phone, email, text messaging, Web, organizer and other applications.

Antonio Alemán, Director, Enterprise Business Unit, Vodafone Spain says, “Building upon the successful introduction of the BlackBerry 7100v, the launch of the new BlackBerry 7130v demonstrates the ongoing strategic alliance between RIM and Vodafone Spain; a relationship that allows our customers to enjoy the latest technology on the market as Vodafone continues to lead the mobile data market in Spain.”

“A key factor for success in juggling both a career and a busy personal life is the ability to access information when you need it,” said Charmaine Eggberry, Vice President and Managing Director, EMEA at Research In Motion. “The BlackBerry 7130v keeps users connected to the people and information they need to make better and faster decisions on the move. The BlackBerry 7130v also delivers these advantages in a sleek mobile phone design making it ideal for people looking to replace their older mobile phone.” The BlackBerry 7130v delivers premium phone features including smart dialing, conference calling, speed dial, call forwarding, polyphonic and MP3 ring tones, as well as speakerphone and Bluetooth® support to ensure wide compatibility with wireless headsets and car kits.

The BlackBerry 7130v also features SureType™ keyboard technology, which converges phone and QWERTY keyboard layouts, to allow for quick and accurate dialing and typing. For easy viewing of email, web pages and other applications, the high resolution LCD screen display supports more than 65,000 colors, and incorporates intelligent light sensing technology that automatically adjusts screen and keyboard lighting for indoor, outdoor and dark environments.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

— more —

About Vodafone Spain

Vodafone Spain is part of the Vodafone Group, the world leader for mobile markets, with a presence in 27 countries, and with agreements with another 27 across the five continents. Vodafone offers a complete range of mobile telecommunication services, including voice and data communication for access to more than 170 million users. Vodafone Spain has more than 13.5 million clients that can take advantage of the experience and scope of this worldwide leader that helps its clients –individuals, enterprise and communities- to be better connected to the mobile world.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organisations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

July 19, 2006

FOR IMMEDIATE RELEASE

Vodafone Italia and RIM Launch the First UMTS-Enabled BlackBerry In Italy

The BlackBerry 8707v allows simultaneous access to voice and data

Milan, Italy and Waterloo, ON — Vodafone Italia and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new BlackBerry® 8707v™ in Italy. The BlackBerry 8707v brings the popular and proven BlackBerry wireless platform to the Vodafone UMTS network, bringing corporate business and individual users the connectivity that they require in a stylish, contemporary design.

Using the Vodafone UMTS network, BlackBerry 8707v customers can simultaneously speak on the phone while sending and receiving email, browsing the Internet or using other mobile data applications. The BlackBerry 8707v can also be used as a tethered modem to connect users to the Internet from their laptop.

The BlackBerry 8707v operates on 2100 MHz UMTS networks and also includes quad-band support on 850/900/1800/1900 MHz GSM/GPRS networks. The device features 64 MB flash memory and supports attachment viewing of popular file formats including JPEG, BMP, TIFF, Microsoft® Word, Excel and PowerPoint®, Corel® WordPerfect® and Adobe® PDF. Its high resolution QVGA (320x240) LCD display supports more than 65,000 colors and it incorporates intelligent light sensing technology automatically that adjusts the display and keyboard brightness to optimize visibility in outdoor, indoor and dark environments.

The BlackBerry 8707v features a built-in speakerphone and Bluetooth® support, dedicated “send,” “end” and “mute” keys, as well as intuitive call management features (such as smart dialing, conference calling, speed dial and call forwarding).

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

— more —

About Vodafone Italia

Vodafone Italia is part of the Vodafone Group, the world leader in the mobile telecommunications sector, operating in 27 countries, with Network partnership in other 27 countries. Vodafone Italia was Italy’s first private mobile telephony operator. Since it was established in 1995 it has stood out for its innovative approach to services and communications.

At the end of December 2005, Vodafone Italia had over 23.6 million customers, and more than 3.2 Vodafone live! customers. The company has about 10,000 employees, 8 operational call centres around the country and over 2,000 outlets. Vodafone Italy has international roaming agreements with 426 operators in 223 countries. In February 2004 Vodafone Italia launched its UMTS network, offering data transmission to business customers and consumers, whilst May 2004 witnessed the rollout of UMTS services on handsets. As of March 2005, UMTS coverage had been extended to 70% of the population. Vodafone’s WI-FI service extends and complements its existing GPRS and UMTS data network, which serves over a thousand hot spots around the country, including major airports and exhibition and conference centres.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

July 19, 2006

FOR IMMEDIATE RELEASE

Vodafone Italia and RIM launch the new BlackBerry 7130v in Italy

New BlackBerry combines industry leading hardware and software in a sleek and elegant design

Milan, Italy and Waterloo, ON – Vodafone Italia and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the new BlackBerry® 7130v™ in Italy. The BlackBerry 7130v provides the perfect balance of performance, design and function for mobile customers who prefer a traditional phone-style design.

The BlackBerry 7130v elegantly integrates the industry’s most advanced hardware, software and network technologies in a sleek mobile phone design. It is an “all-in-one” device that allows mobile users to send and receive e-mail and text messages, make and receive phone calls, surf the Internet and keep ahead of their schedule with an organizer while on the go.

The BlackBerry 7130v has been engineered for high performance and includes 64MB flash memory. It features a bright, high-resolution QVGA color LCD screen and incorporates intelligent light sensing technology that automatically optimizes screen and keyboard lighting levels for indoor, outdoor and dark environments.

Other features include large, dedicated “send,” “end” and “mute” phone keys, intuitive call management features (such as smart dialing, conference calling, speed dial and call forwarding), built-in speakerphone, polyphonic and MP3 ringtones, quad-band network support and Bluetooth® support to ensure wide compatibility with wireless headsets and car kits.

The BlackBerry 7130v uses SureType™ keyboard technology which converges phone and QWERTY keyboard layouts to allow quick and accurate dialing and typing.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino® and most popular ISP email accounts) from a single device.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange, IBM Lotus Domino and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

— more —

About Vodafone Italia

Vodafone Italia is part of the Vodafone Group, the world leader in the mobile telecommunications sector, operating in 27 countries, with Network partnership in other 27 countries. Vodafone Italia was Italy’s first private mobile telephony operator. Since it was established in 1995 it has stood out for its innovative approach to services and communications.

At the end of December 2005, Vodafone Italia had over 23.6 million customers, and more than 3.2 Vodafone live! customers. The company has about 10,000 employees, 8 operational call centres around the country and over 2,000 outlets. Vodafone Italy has international roaming agreements with 426 operators in 223 countries. In February 2004 Vodafone Italia launched its UMTS network, offering data transmission to business customers and consumers, whilst May 2004 witnessed the rollout of UMTS services on handsets. As of March 2005, UMTS coverage had been extended to 70% of the population. Vodafone’s WI-FI service extends and complements its existing GPRS and UMTS data network, which serves over a thousand hot spots around the country, including major airports and exhibition and conference centres.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 4

July 20, 2006

FOR IMMEDIATE RELEASE

M1 launches Singapore’s first UMTS-enabled BlackBerry handset

Singapore and Waterloo, ON – M1 and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have launched Singapore’s first UMTS-enabled BlackBerry® handset — the BlackBerry 8707vTM.

The BlackBerry 8707v offers customers more ways to stay connected wherever they are. In addition to phone, email and mobile data applications, customers can also use the handset as a tethered modem to access the Internet from their laptops. The BlackBerry 8707v also enables users to speak on the phone while simultaneously sending and receiving email, browsing the Internet or using other data applications, even while the handset is being used as a modem.

The BlackBerry 8707v functions on 2100 MHz UMTS networks, and also supports 850/900/1800/1900 MHz GSM/GPRS (quad band) networks to provide comprehensive roaming coverage in many countries*.

“We are continuously working on ways to improve our customers’ mobile experience, particularly their ability to work from anywhere. The BlackBerry 8707v is another powerful addition to our range of BlackBerry solutions. It will give a productivity boost to individuals in large or small enterprises in their quest to stay in touch with their customers and business partners. The launch of the BlackBerry 8707v reinforces our commitment to our customers’ needs and our aim to be the preferred mobile service provider in the enterprise market,” said P. Subramaniam, M1‘s Director of Enterprise & Alliances.

“The BlackBerry 8707v is an ideal choice for mobile professionals seeking a highly developed solution for both voice and data applications,” said Norm Lo, Vice President of Asia Pacific at Research In Motion. “We are very pleased to bring the BlackBerry 8707v to Singapore with M1.”

The BlackBerry 8707v has a bright, high-resolution color landscape QVGA (320 x 240) LCD screen that delivers vivid graphics with ample workspace for reading emails, browsing the Internet or viewing attachments (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG). An intelligent light sensing technology automatically optimizes the screen and keyboard lighting levels for indoor and outdoor viewing. The handset features a full QWERTY keyboard for rapid and accurate thumb typing and includes dedicated “send,” “end,” “mute” and “power” keys. A built-in speakerphone enables hands-free conversation, and the handset can also be used with a wireless headset or car kit via its built-in Bluetooth® support.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, Microsoft Outlook, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About M1

M1, Singapore’s most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg More information on BlackBerry service plans from M1 is available at www.m1.com.sg About Research In Motion (RIM) Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com. * please check with M1 for roaming services.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	July 26, 2006	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer